SANDVIK

Page 1 (1)

Our date 2006-05-24

Our reference

Your date

Your reference

Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom +46 26 26 10 30

06014026

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

RECEIVED

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

SUPPL

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik AB implements 5:1 split with record date of 12 June 2006, dated 23 May 2006, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

dw 6/5

SEC-brev 060308 Sandvik implements five to one split

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

SANDVIK

Press Release

Sandvik AB implements 5:1 split with record date of 12 June 2006

Sandvik is now implementing the 5:1 split decided by the Annual General Meeting on 2 May 2006. The record date for the split will be 12 June 2006, whereby the last day for trading in the Sandvik share prior to the split is 7 June 2006 and the first day for trading after the split is 8 June 2006.

Sandviken, 23 May 2006

Sandvik AB (publ)

For further information, contact: Per Nordberg, Executive Vice President and CFO, Sandvik AB, +46 26 2610 60.

Sandvik is a high-technology engineering group with advanced products and world-leading positions in selected areas – tools for metalworking, machinery and tools for rock excavation, stainless steel, special alloys and resistance heating materials and process systems. The Group has 39,000 employees, representation in 130 countriesand and with annual sales of approximately SEK 63,000 M.

SANDVIK

Our date 2006-05-24
Our reference
Your date
Your reference

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 26 10 30

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik signs syndicated loan facility, dated 23 May 2006, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

SEC-brev 060308 Kanthal

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

SANDVIK

Press Release

Sandvik signs syndicated loan facility

Sandvik AB and Sandvik Treasury AB (publ) have signed a seven-year EUR 1,000 million Syndicated Revolving Credit Facility maturing 2013. The proceeds of the facility will be used for general corporate purposes and to refinance the existing EUR 1,000 million Revolving Credit Facility maturing in 2009.

MLA's and bookrunners for the transaction were Citigroup Global Markets Limited, HSBC Bank plc, SEB Merchant Banking, Skandinaviska Enskilda Banken AB (publ) and Handelsbanken Markets, Svenska Handelsbanken AB (publ). SEB was acting as the Documentation Agent and Handelsbanken acting as the Facility Agent and Swingline Agent.

A very successful syndication resulted in a bank group of 10 banks. These banks, together with the Mandated Lead Arrangers will form Sandvik's core relationship bank group going forward.

Sandviken, 23 May 2006

Sandvik AB; (publ)

For further information, please call:
Anders Örbom, Group Treasurer, Sandvik AB +46 26 26 10 30
Per Nordberg, Executive Vice President and CFO, Sandvik AB +46 26 26 10 60.

Sandvik is a high-technology engineering group with advanced products and world-leading positions in selected areas – tools for metalworking, machinery and tools for rock excavation, stainless steel, special alloys and resistance heating materials and process systems. The Group has 39,000 employees, representation in 130 countries and with annual sales of approximately SEK 63,000 M.